

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Scott Dunbar
Acting Chief Executive Officer
Second Sight Medical Products, Inc.
13170 Telfair Ave
Sylmar, California 91342

      Re: Second Sight Medical Products, Inc.
           Registration Statement on Form S-3
           Filed June 8, 2021
           File No. 333-256904

Dear Mr. Dunbar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Aaron Grunfeld, Esq.